UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 6, 2017

(Date of earliest event reported)

Doyen Elements Inc.

(Exact name of issuer as specified in its charter)

Nevada	47-5326352
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

20511 Abbey Drive, Frankfort, Illinois 60423

(Full mailing address of principal executive offices)

(800) 511-5925

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Series A 6 % Convertible Preferred Stock, 0.001 par value

(1) Item 1. Fundamental Changes

As of June 9, Doyen Elements, Inc., (the “Issuer”) filed an Offering Statement pursuant to Regulation A for the issuance of 7 million shares of Common Stock to the public. Pursuant to this Offering Statement, Doyen Elements, Inc. is in the process of acquiring a number of companies to be wholly owned subsidiaries. Details of these transactions are contained in the filing as of June 9, 2017;

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/0001493152-17-006441-index.htm

As of June 6, 2017, Doyen Elements, Inc. (the “Issuer”) entered into an Agreement with Kenneth C. Thomas Sr (the “Holder”) by which THIS CERTIFIES THAT, for value received and in connection with other transactions related to a series of acquisitions regarding the previous purchase of shares of the Canadian company, Advantameds Solutions Inc. on the Effective Date, which was ratified on June 6, 2017 Kenneth C. Thomas Sr. (the “Holder”), subject to the terms and conditions set forth herein is entitled to subscribe for and purchase from Doyen Elements, Inc. formerly AdvantaMeds Solutions USA Fund I, Inc. (the “Corporation”), warrants for the purchase of, Four Hundred, Sixteen Thousand, Six Hundred and Sixty-seven (416,667) shares of its Common Stock,(“Exercise Shares”), at the Exercise Price ( each subject to adjustment as provided herein). These agreements are filed as exhibits to the Form 1-A referenced above and are displayed as Exhibit Q at:

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/ex-q.htm.

As of June 6, 2017, Doyen Elements, Inc. (the “Issuer”) entered into an Agreement with Oscelola Green, LLC, a Florida Limited liability company (the “Holder”) by which THIS CERTIFIES THAT, for value received and in connection with other transactions related to a series of acquisitions regarding the previous purchase of shares of the Canadian company, Advantameds Solutions Inc. on the Effective Date, which was ratified on June 6, 2017 Oscelola Green LLC, (the “Holder”), subject to the terms and conditions set forth herein is entitled to subscribe for and Oscelola Green, LLC, (the “Holder”), subject to the terms and conditions set forth herein is entitled to subscribe for and purchase from Doyen Elements, Inc. formerly AdvantaMeds Solutions USA Fund I, Inc. (the “Corporation”), warrants for the purchase of, Two Million Four Hundred Ninety Nine Thousand Nine Hundred Ninety Nine (2,499,999) shares of its Common Stock,“Exercise Shares”), at the Exercise Price ( each subject to adjustment as provided herein) These agreements are filed as exhibits to the Form 1-A referenced above and are displayed as Exhibit R at:

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/ex-r.htm

As of June 6, 2017, Doyen Elements, Inc. (the “Issuer”) entered into an Agreement with Oscelola Green Equity Holdings LLC, a Florida Limited liability company (the “Holder”) by which THIS CERTIFIES THAT, for value received and in connection with other transactions related to a series of acquisitions regarding the previous purchase of shares of the Canadian company, Advantameds Solutions Inc. on the Effective Date, which was ratified on June 6, 2017 Oscelola Green Equity Holdings LLC, (the “Holder”), subject to the terms and conditions set forth herein is entitled to subscribe for and purchase from Doyen Elements, Inc. formerly AdvantaMeds Solutions USA Fund I, Inc. (the “Corporation”), warrants for the purchase of, One Million Five Hundred Thousand shares of its Common Stock ,(1,500,000- “Exercise Shares”), at the Exercise Price ( each subject to adjustment as provided herein) These agreements are filed as exhibits to the Form 1-A referenced above and are displayed as Exhibit S at:

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/ex-s.htm.

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Item 7. Departure of Certain Officers

Patrick Custardo, formely Chief Strategic Officer, resigned on June 6, 2017. This resignation is filed as exhibit to the Form 1-A referenced above and are displayed as Exhibit O at:

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/ex-o.htm

Item 9. Other Events

As of June 6, 2017, Employment Agreements were executed between the issuer and Geoff Thompson as Chief Executive Officer and between the issuer and Cynthia Boerum as Chairman of the Board. These agreements are filed as an exhibit to the Form 1-A referenced above and are displayed as exhibits E and F at:

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/ex-e.htm and

https://www.sec.gov/Archives/edgar/data/1657737/000149315217006441/ex-f.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Doyen Elements Inc.

By (Signature and Title) /s/ Cynthia Boerum COO

Date June 12, 2017

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